May 9, 2014

Via EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Expedia, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 7, 2014

File No. 0-51447

Dear Ms. Cvrkel:

Expedia, Inc. has received the Staff’s comment letter dated April 29, 2014, relating to the above-referenced filing, and is currently in the process of preparing a response.

Pursuant to a conversation with Ms. Claire Erlanger of the Staff, we are filing this correspondence to confirm that we intend to submit a response to the comment letter no later than May 20, 2014.

Sincerely,

/s/ Robert J. Dzielak
Robert J. Dzielak
Executive Vice President, General Counsel and Secretary

cc:	Claire Erlanger (Securities and Exchange Commission)
Jean	Yu (Securities and Exchange Commission)
Mark	D. Okerstrom (Chief Financial Officer, Expedia, Inc.)